

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

George Syllantavos
Co-Chief Executive Officer, Chief Financial Officer, and Director
Growth Capital Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

> **Re: Growth Capital Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 12, 2021**
> **File No. 333-248087**

Dear Mr. Syllantavos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pre-effective Amendment 2 to Registration Statement on Form S-1 filed January 12, 2021

Summary Financial Data, page 33

1.   We note your disclosure on page F-12 that all amounts due under the promissory notes will be payable on the earlier of: (i) March 31, 2021 or (ii) the date on which you consummate an initial public offering. As such, it appears to us the promissory notes payable of $135,325 should be included in calculating working capital as of September 30, 2020. Please revise your calculation or explain why you believe the current calculation is appropriate.

2.   We note your disclosure of as adjusted working capital includes the cash held in trust from the proceeds of this offering. Since this cash will essentially be restricted, it appears to us

it should not be included in calculating as adjusted working capital as of September 30, 2020. Please revise your calculation or explain why you believe the current calculation is appropriate.

Exhibit 4.4, page 190

3.	We note that the form of warrant agreement filed as Exhibit 4.4 provides that any action, proceeding, or claim arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that the company irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. We also note that the company waives any objection to such "exclusive jurisdiction." We note the provision does not apply claims arising under the Exchange Act. If this provision requires investors in this offering to bring any such action, proceeding, or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act. If the provision applies to actions arising under the Securities Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly.

Financial Statements
Statements of Changes in Stockholders' Equity, page F-5

4.	Please ensure that the amounts presented here and the amounts presented on your balance sheet agree. In this regard, we note that you have 3,593,750 shares of Class B common stock issued and outstanding for all periods presented on page F-5; however, on page F-3 you indicate you have 2,875,000 shares of Class B common stock issued and outstanding for all periods presented. Please correct this inconsistency.

Note 5 - Commitments
Registration Rights, page F-13

5.	You disclose here that no cash penalties will be payable under the registration rights agreement; however, you disclose on page 135 that you will be liable for certain liquidated damages for failure to honor the registration rights pursuant to the registration rights agreement. Please revise your disclosures to address this apparent discrepancy. Please also provide the disclosures required by ASC 825-20-50-1.

Note 7 - Subsequent Events, page F-14

6.	Please clarify your disclosure here and on page F-10 to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

	You may contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jeffrey W. Rubin, Esq.